EXHIBIT 99.1

FOR IMMEDIATE RELEASE:

Contacts: Roger Friedberger, ILOG (650) 567-8115 (USA) +33 -1 49 08 35 74 (Europe)

Taylor Rafferty Associates (212) 889-4350 (USA) +44 -20 7936 0400 (Europe)

ILOG REPORTS FOURTH QUARTER AND FISCAL YEAR 2002 RESULTS

PARIS — July 31, 2002 — ILOG® (NASDAQ: ILOG; Euronext SICOVAM: 006673), the leading provider of enterprise-class software components and services, today reported revenues of $20.9 million and an operating loss of $1.4 million for its fiscal year fourth quarter, which ended June 30, 2002. This compares with $21.3 million and an operating profit of $0.8 million in the prior year’s fourth quarter. Loss per share for the quarter was $0.07, compared to earnings of $0.04 for the last fiscal year fourth quarter.

The company also announced its 2002 fiscal year results, which had revenues of $82.7 million and an operating profit of $0.9 million. These results compared with 2001 fiscal year revenues of $79.6 million and an operating profit of $0.7 million. Earnings per share for the year were $0.05, compared to $0.05 for the last fiscal year.

“In this difficult business environment we’re encouraged by the sustained demand for our software components, affirming their value as strategic technology investments that play an integral part in our customer’s ability to be competitive and adapt to changing market conditions,” said ILOG Chairman and CEO Pierre Haren. “Even in this downturn, we experienced some positive developments this quarter. Financial services continue to be a bright spot. Also, we were able to leverage new engagements in our value chain management division business, offsetting lower royalty revenues from that sector. I am also pleased that our strategy to manage foreign currency risk neutralized the effect of a rising Euro on earnings per share. The rising Euro, together with continued focus on accounts receivable collections, caused our cash position to increase to over $31 million.”

Worldwide Sales Trends

ILOG’s financial services business continued to be a strong contributor to revenues in the fourth quarter, as banks, securities firms and insurance companies recognized the potential for ILOG’s enterprise-class business rule management software to provide a platform for business process re-engineering initiatives, particularly straight-through processing (STP) projects. This trend was reflected in major deals from both a leading mortgage insurance company and new business from Inovant Visa Solutions. Transportation also figured prominently in the quarter’s revenue picture, as the national railway systems in France, Holland and Italy selected ILOG software to help streamline their operations. Furthermore Sabre renewed its commitment to ILOG software components.

While revenue from ILOG’s Value Chain Management division remained level, the division’s strategy to create aftermarket opportunities for ILOG products in conjunction with its major supply chain planning ISV partners began to bear fruit. For example, a major SAP US food/beverage customer is extending the functionality of their custom supply chain planning solution with ILOG ODF.

The company saw modest demand in the telecom sector, underscoring the value ILOG products bring in helping companies be more competitive in a tough business environment, as several successful, established telecom providers moved to enhance their customer service operations and streamline their support systems.

Geographically, the U.S. contributed approximately half of the revenues this quarter and Europe contributed 40%, with Asia at 10% of revenues. ILOG continued its strategy of growing a footprint in mainland China, with further business from a leading Chinese telecommunications company in the quarter. “With our new office in Beijing, I look forward to ILOG’s products becoming an important part of this growing and significant marketplace,” said Haren.

ILOG’s business rule products continued to be strong performers for the company, driven by demand for the company’s industry-first business rule management features, announced earlier this year. “Business rule products are fundamental to our strategy,” said Haren. “We expect to benefit from the growing acceptance of business rule management as a horizontal platform, crucial for enterprise software architectures. Our strategy of providing a rules environment that can be easily controlled by business users, not just IT professionals, is now well recognized by the market. We also believe business rules will play a significant role in the emerging Web services market, which stresses user-driven business process change to make Web services applications dynamic.”

Business Outlook

ILOG believes demand for its products will continue to be positive in financial services, in the upcoming quarter. However, due to continued weak and less predictable IT spending adversely affecting ILOG’s ISV partners, and a telecommunications market with over capacity, ILOG management maintains a cautious outlook. Guidance for the seasonally slow first fiscal quarter of 2003 is revenues between $16 and $19 million and loss per share between $0.19 and $0.05, compared to revenues of $17.7 million and loss per share of $0.07 in the first fiscal quarter of 2002.

Conference Call

ILOG management will be hosting a conference call today at 10 a.m. Eastern Daylight Time or 4 p.m. European Daylight Time to discuss the contents of this release. A recording of the call will be available afterward. In order to hear the call and/or participate, please visit http://www.ilog.com/corporate/investor or contact Taylor Rafferty Associates.

About ILOG

ILOG is the world’s leading supplier of C++ and Java software components. ILOG’s embeddable optimization, visualization and business rules software components dramatically shorten the development time of enterprise applications in the supply chain, telecommunications, transportation and financial services industries. In addition to optimization applications -where the company enjoys significant market share- ILOG is playing an active role in the emergence of the e-business software components market. Visit www.ilog.com for additional information.

Forward-Looking Information

This release contains “forward-looking” information within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, current business conditions, the evolution, growth and profitability of the finance, supply chain, telecommunication and other software markets, the success of the company’s ISV strategy, the economic, political and currency risks associated with the company’s European, North American and Asian operations, the timing and seasonality of significant revenues, and those risks and uncertainties mentioned under “Risk Factors” in the company’s form 20-F for the year ended June 30, 2001, which is on file with the United States Securities and Exchange Commission.

Press Release for French Shareholders

A translation of this press release in the French language is also available.

Accounting Principles

The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States (US GAAP).

ILOG S.A.

Consolidated Statements of Operations (unaudited)
(In thousands, except per share data) (Figures in italics are euros)

	Three Months Ended			Year Ended

	June 30	June 30	June 30	June 30	June 30	June 30
	2002	2001	2002	2002	2001	2002

Revenues:
License fees	$12,861	$14,046	€13,721	$53,173	$52,325	€59,066
Services	8,052	7,218	8,711	29,480	27,301	32,812

Total revenues	20,913	21,264	22,432	82,653	79,626	91,878

Cost of revenues
License fees	385	229	412	1,163	1,258	1,291
Services	3,511	3,209	3,796	12,785	13,179	14,239

Total cost of revenues	3,896	3,438	4,208	13,948	14,437	15,530

Gross profit	17,017	17,826	18,224	68,705	65,189	76,348

Operating expenses
Marketing and selling	12,158	10,675	13,180	44,622	40,958	49,730
Research and development	4,147	3,806	4,503	15,289	14,804	17,049
General and administrative	2,134	2,566	2,311	7,898	8,709	8,806

Total operating expenses	18,439	17,047	19,994	67,809	64,471	75,585

Income (loss) from operations	(1,422)	779	(1,770)	896	718	763
Net interest income and other	403	263	428	713	998	769

Net income (loss) before taxation	(1,019)	1,042	(1,342)	1,609	1,716	1,532
Income taxes	65	373	71	800	789	893

Net income (loss) after taxation	$(1,084)	$669	€(1,413)	$809	$927	€639

Earnings per share — basic	$(0.07)	$0.04	€(0.08)	$0.05	$0.06	€0.04
Earnings per share — fully diluted	$(0.07)	$0.04	€(0.08)	$0.05	$0.05	€0.04
Share and share equivalents used in per share calculations — basic	16,624	16,106	16,624	16,379	15,765	16,379
— fully diluted	16,624	17,888	16,624	17,717	17,547	17,717

ILOG S.A.
Condensed Consolidated Balance Sheets (unaudited)
(In thousands) (Figures in italics are euros)

	June 30	June 30	June 30
	2002	2001	2002

Assets
Current assets
Cash and cash equivalents	$31,368	$20,870	€31,447
Accounts receivable	19,163	22,215	19,211
Other receivables and prepaid expenses	5,909	5,396	5,929

Total current assets	56,440	48,481	56,587
Property and equipment — net and other assets	7,215	6,896	7,233

Total assets	$63,655	$55,377	€63,820

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued expenses	$16,461	$16,242	€16,503
Current debt	430	3,330	431
Deferred revenue	10,474	8,015	10,501

Total current liabilities	27,365	27,587	27,435
Long-term portion of debt	340	262	340

Total liabilities	27,705	27,849	27,775

Shareholders’ equity
Paid-in capital	77,350	73,972	71,412
Accumulated deficit and currency translation adjustment	(41,400)	(46,444)	(35,367)

Total shareholders’ equity	35,950	27,528	36,045

Total liabilities and shareholders’ equity	$63,655	$55,377	€63,820

ILOG S.A.
Condensed Consolidated Cash Flow Statements (unaudited)
(In thousands) (Figures in italics are euros)

	Year Ended June 30,

	2002	2001	2002

Cash Flow from operating activities
Net Income	$809	$927	€639
Adjustments to reconcile net income to cash used for operating activities:
Depreciation and amortization of fixed assets	3,176	2,177	3,536
Amortization of deferred stock compensation	75	10	78
Change in working capital	4,355	1,453	5,307

Net cash provided by operating activities	8,415	4,567	9,561

Cash flows from investing activities
Acquisition of fixed assets	(2,235)	(4,793)	(2,457)

Net cash used for investing activities	(2,235)	(4,793)	(2,457)

Cash flows from financing activities
Repayment of loans and capital lease obligations	(2,263)	(2,152)	(2,511)
Cash proceeds from issuance of shares	3,302	5,347	3,749

Net cash provided by financing activities	1,039	3,195	1,238

Effect of exchange rate changes on cash and cash equivalents	3,279	(2,415)	(1,521)

Net increase in cash and cash equivalents	10,498	554	6,821
Cash and cash equivalents, beginning of period	20,870	20,316	24,626

Cash and cash equivalents, end of period	$31,368	$20,870	€31,447

Discussion of Income Statement for the Quarter ended June 30, 2002

Revenues and Gross Margin

Revenues in the quarter decreased to $20.9 million from $21.3 million, or by 2%, compared to the same quarter in the previous year. License fee revenues decreased by 8%, to $12.9 million, from $14.0 million in the prior year’s quarter, reflecting weakness in the supply chain and telecommunications sectors. Service revenues increased by 12%, to $8.0 million, from $7.3 million in the prior year’s quarter, due to the growth of maintenance revenues.

Services revenues and costs, as reported, reflect the implementation of a new Financial Accounting Standards Board rule, which requires the inclusion of reimbursable expenses in both service revenues and costs. Previously, reimbursable expenses were not reported as revenues and costs. This change increased both services revenues and costs by $140,000 and $136,000 for the quarters ended June 30, 2002 and 2001, respectively. The Company’s adoption of this rule does not and will not affect earnings in any past or future periods.

Revenues by business segment for the quarter were $10.7, $4.4, $3.4 and $2.4 million for Industry Solutions, Value Chain Management, Communications, and other, respectively. This compares to $9.0, $4.3, $5.2 and $2.8 million, respectively, in the prior year. Overall gross margin for the quarter decreased to 81% from 84% for the same period in the preceding year due to less, higher margin, license revenues and a lower consulting margin in the current year’s quarter compared to the prior year.

Operating Expenses

Marketing and selling expenses for the quarter increased by 14% over the same period in the prior year reflecting additional sales and marketing staffing focused on end user business in the US. Research and development expenses, net of government funding, for the quarter, increased by 9% reflecting a stronger euro against the dollar. General and administrative expenses for the quarter decreased by 17% over the same period in the prior year, mainly due to a reduction of bad debt expense as a result of an improvement in the aging of accounts receivable. On June 30, 2002, the company had approximately 600 employees, compared to 573 a year earlier.

Other Income (Expense)

Net interest and other income (expense) for the quarter increased to $403,000 from $263,000 over the same period in the prior year, benefiting from foreign exchange gains in the quarter derived mainly from hedging activities designed to protect the company’s earnings per share from exchange rate fluctuations.

Income Taxes

During the quarter, there was an income tax charge of $65,000 compared to $373,000 in the prior year. The decrease is due to lower profitability of the company’s activities in certain European and Asian sales subsidiaries.

Discussion of Income Statement for the Year ended June 30, 2002

Revenues and Gross Margin

For the year ended June 30, 2002, revenues were $82.7 million, and income from operations was $0.9 million. This compares with $79.6 million in revenues and an income from operations of $0.7 million in the prior year period. Earnings per share for the year were $0.05, compared with $0.05 per share for the prior year period.

Services revenues and costs, as reported, reflect the implementation of a new Financial Accounting Standards Board rule, which requires the inclusion of reimbursable expenses in both service revenues and costs. Previously, reimbursable expenses were not reported as revenues and costs. This change increased both services revenues and costs by $462,000 and $470,000 for the years ended June 30, 2002 and 2001, respectively. The Company’s adoption of this rule does not and will not affect earnings in any past or future periods.

Revenues for the year grew by 4% over the prior year. License fee revenues increased by 2%, to $53.2 million, from $52.3 million in the prior year period, reflecting revenue growth of the Rules product line. Service revenues increased by 8%, to $29.5 million, from $27.3 million. This increase was derived from increased maintenance revenues from the growing installed base of ILOG licenses, while consulting revenues decreased slightly. Revenues by business segment for the year were $33.4, $24.8, $15.2 and $9.3 million for Industry Solutions, Value Chain Management, Communications and other, respectively, compared to $25.5, $25.2, $18.3 and $10.6 million, respectively, in the prior year. Overall gross margin for the year increased to 83% from 82% for the prior year period due to less, lower margin, consulting revenues in the current year period compared to the prior year.

Operating Expenses

Marketing and selling expenses for the year increased by 9% over the same period in the prior year, reflecting additional sales and marketing staffing focused on end user business in the US, although travel expenses generally for the year were significantly lower. Research and development expenses, net of government funding, for the year increased by 3% over the same period in the prior year. General and administrative expenses for the year decreased by 9% over the same period in the prior year, reflecting expense restraint and the reduction of the bad debt reserve as a result of the improvement in accounts receivable quality.

Other Income (Expense)

Net interest and other income (expense) for the year decreased to $713,000 from $998,000 over the same period in the prior year due to a lower foreign exchange gains in the year compared to the prior year.

Income Taxes

During the year, there was an income tax charge of $800,000 compared to $789,000 in the prior year. These income tax charges are attributable to the profitability of the company’s activities in certain European and Asian subsidiaries and Japanese withholding taxes.

Balance Sheet and Cash Flow Discussion

Cash on June 30, 2002, increased to $31.4 million from $20.9 million on June 30, 2001, primarily as a result of income from operations of $0.8 million, reductions in accounts receivable of $3.1 million, increase in deferred revenue of $2.5 million, a stronger Euro at year end providing $3.3 million and cash proceeds from issuance of shares under employee benefit plans of $3.3 million, less repayment of debt of $2.3 million.

Accounts receivable on June 30, 2002, improved to 83 days sales outstanding from 95 days on June 30, 2001 due to continued focus on cash collections of accounts receivable. Deferred revenues increased during the year to $10.5 million from $8.0 million on June 30, 2001, reflecting the company’s growing maintenance revenue billings.

Long- and short-term debt decreased to $0.8 million from $3.6 million, primarily reflecting payment of the final installment for the 1997 CPLEX® acquisition.

Shareholders’ equity on June 30, 2002, increased to $35.9 million from $27.5 million on June 30, 2001, reflecting currency translation adjustments and shares issued under the employee benefit plans, plus the net income for the year. On June 30, 2002, the company had 16,671,000 shares issued and outstanding, compared to 16,153,000 on June 30, 2001.

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ILOG and CPLEX are registered trademarks and ODF is a trademark of ILOG. All other trademarks are the property of their respective owners.